Exhibit 12

November 2, 2009

Mr. Robert R. Ross, Chairman
The Audit Committee of CFS Bancorp, Inc.
707 Ridge Road
Munster, IN  46321

Dear Mr. Ross:

We have reviewed the quarterly and annual financial reports filed by CFS Bancorp, Inc. (the Company) with the Securities & Exchange Commission (SEC) as well as the quarterly Thrift Financial Reports (TFR)  filed by Citizens Financial Bank (the Bank) with its primary federal regulator (the Regulatory Reports), the Office of Thrift Supervision (OTS).  Based upon our review, it appears that the Bank may have materially overstated its capital ratios every quarter since at least the quarter ended September 30, 2008.  The material overstatement appears to be the result of the improper inclusion of deferred tax assets in regulatory capital.  The overstatement appears to be in the range of approximately $9 million to $12 million.

If we are correct, then there are potential serious ramifications, such as the need to restate prior period financial statements and Regulatory Reports, and potential actions that may be taken against the Company by the OTS and other regulators.  Given these potential ramifications, we request that the Audit Committee undertake an immediate investigation into the issues raised in this letter.

TREATMENT OF “DISALLOWED” DEFERRED TAX ASSETS

Banking regulators, including the OTS, require banks and thrifts to deduct so-called “disallowed” deferred tax assets from regulatory capital.  The OTS TFR call report instructions for disallowed deferred tax assets are attached to this letter.  The basic rule is that deferred tax assets can only be included in regulatory capital up to the LESSER of:

1.	The amount the Bank can realize (from projected taxable income) within one year, or
2.	10% of Tier 1 (core) regulatory capital.

NOTE:  Future reversals of timing differences of future taxable income (namely, deferred tax liabilities) and taxes recoverable due to realizable refunds of prior years’ taxes (carrybacks) are fully allowed without limitation.  These amounts do not appear to be material to the Bank or the Company and therefore limitations (1) and (2) are the primary factors to consider.

Exhibit 12

Deferred tax assets not included due to the limitations noted above are deducted from regulatory capital as a “disallowed” deferred tax asset. The regulatory capital treatment of deferred tax assets is much more restrictive than the treatment of deferred tax assets for generally accepted accounting principles.

It is important to keep in mind that a deferred tax asset represents the tax effected amount of a future tax deduction or loss.  For example, a $10 million net operating loss (NOL) carryforward (a type of tax attribute which leads to the creation of a deferred tax asset) represents $10.0 million which can be used in the future to offset future taxable income.  At an expected future corporate tax rate of 35%, a $10.0 million NOL would create a $3.5 million deferred tax asset ($10.0 million times a 35% tax rate=$3.5 million deferred tax asset).  This is important because OTS regulatory capital limitation (1) requires sufficient taxable income within one year to justify the inclusion of deferred tax assets in regulatory capital.  In other words, every $1.0 million of deferred tax asset that the Bank wants to include in regulatory capital requires approximately $2.85 million of projected taxable income within one year, assuming a future corporate tax rate of 35% ($1.0 million/35% =$2.85 million).

As shown in the table in Exhibit A, the Bank appears to have consistently included approximately $9 to $12 million of deferred tax assets in its regulatory capital from at least the quarter ended September 30, 2008 until now (the September 30, 2009 amounts are not yet available).  If the Bank used projected taxable income within one year (see OTS limitation 1 above) to justify including these deferred tax assets in regulatory capital, it would imply that the Bank projected significant taxable income within one year of each period analyzed.  For example, to justify $10 million of deferred tax assets in regulatory capital, the Bank would have to project taxable income within the next year of $28.5 million, if a 35% tax rate is assumed ($10 million/35%=$28.5 million).  Given the Bank’s and the Company’s past performance, recent operating losses and high non-performing assets, that level of projected taxable income is, in our opinion, clearly not supportable.

OTS limitation (2) (namely, 10% of Tier 1 capital, measured using the Tier 1 capital amount before disallowed deferred tax assets) is calculated in Exhibit A.  The Bank’s Tier 1 capital (before the disallowed deferred tax asset deduction) has ranged from $113 million at September 30, 2008 to $109 million at June 30, 2009.  Thus, 10% of those amounts are $11.3 million and $10.9 million on those dates, respectively.

Therefore, given the Bank’s recent operating losses and the unlikely prospect of generating projected taxable income, it appears to us that OTS limitation (1) is clearly more restrictive than OTS limitation (2), and therefore OTS limitation (1) should have been used by the Bank (namely, the lesser of the two limits) in recent periods.

However, the Bank does not appear to have applied this limit, as it has consistently included approximately $9 million or more of deferred tax assets in its regulatory capital each quarter since at least September 30, 2008.  That appears to be unsupportable given a more reasonable projection of one year’s taxable income (plus any reversals of deferred tax liabilities and refunds receivable, if any).

While we can only speculate on the cause, it appears that the Bank either: (a) improperly applied the limitation calculation by using 10% of regulatory capital (the amount of deferred tax asset included in regulatory capital appears to be consistently close to 10% of Tier 1 capital, as shown in Exhibit A) or (b) used OTS limitation (2) but improperly projected an unsupportable and unreasonable amount of taxable income in one year.

Exhibit 12

Regardless of the cause, the net result is that the Bank appears to have materially overstated the amount of deferred tax assets allowed in regulatory capital in each quarter reviewed, by approximately $9 to $12 million.

Interestingly, in the Company’s recent third quarter 2009 earnings release dated October 29, 2009, the Company noted, without explanation, that the Bank’s disallowed deferred tax asset increased by $7.4 million, thereby reducing regulatory capital by $7.4 million:

At September 30, 2009, the Bank's total capital to risk-weighted assets declined to 12.02% compared to 13.21% at December 31, 2008 as a result of the net loss for the year combined with a $7.4 million increase in the disallowance of deferred tax assets for regulatory capital purposes

(Source:  CFS Bancorp Inc. press release dated 10/29/09)

PUBLIC DISCLOSURE IS NEEDED TO CLARIFY THIS

In light of the Company’s reported losses, high non-performing assets, regulatory restrictions, shrinking regulatory capital base and unexplained $7.4 million increase in its disallowed deferred tax assets, we believe the Company has an obligation to publicly disclose the method used to calculate its disallowed deferred tax assets and justify the amount of deferred tax assets it included in regulatory capital.  If an adjustment of $7.4 million was needed at September 30, 2009, we believe an explanation is also needed as to why prior period Regulatory Reports and SEC filings were not similarly adjusted.

CORRECTIVE ACTION IS NEEDED IF THE BANK MATERIALLY OVERSTATED ITS REGULATORY CAPITAL

If the Bank has consistently and materially overstated its regulatory capital, we believe:

•
the management of the Bank and the Company have placed the Bank and the Company at risk of severe regulatory actions, at a time when the Bank and the Company are already operating under regulatory restrictions

•	the Bank’s prior period Thrift Financial Reports likely should be restated and re-filed

•	the Company’s prior Form 10-Q and Form 10-K filings with the SEC may need to be restated and re-filed;

•	the written certifications made by CEO Thomas Prisby and CFO Charles Cole in the Company’s prior Form 10-Q and Form 10-K filings may be inaccurate

•	the Bank’s and the Company’s internal control over financial reporting and disclosure controls may have material weaknesses

Exhibit 12

There are serious ramifications for the Bank and the Company if the Bank has materially overstated its regulatory capital for an extended period.  In our opinion, if our concerns are true, the current management and board of directors must be held accountable.

As noted above, we hereby request that the Audit Committee undertake an immediate investigation into the serious issues raised in this letter.  Please contact us with any questions or comments.

Sincerely,

John Palmer	Richard Lashley
Principal	Principal

cc:  Mr. Daniel T. McKee, Regional Director, OTS

Exhibit 12

EXHIBIT A—CITIZENS FINANCIAL BANK; DEFERRED TAX ASSETS IN REGULATORY CAPITAL

The following data was obtained or derived from the Bank’s Thrift Financial Reports (TFRs).  It shows that the Bank appears to have overstated its total regulatory capital by understating the “disallowed” deferred tax asset:

(in 000s)	6/30/09	3/31/09	12/31/08	9/30/08
Gross Def Tax Asset (TFR line SC 692)	15,198	17,060	16,813	9,731
Less: Gross Def Tax Liab (TFR line SC 790)	0	0	0	0
Equals: Net Def Tax Asset	15,198	17,060	16,813	9,731
Less: Disallowed Def Tax Asset (TFR line CCR 133)	(5,509)	(5,562)	(5,097)	(781)
Equals: Def Tax Asset included in Regulatory Capital	9,689	11,498	11,716	8,950

The Deferred Tax Asset included in regulatory capital is supposed to be limited to the LESSER of:

Limitation (1)—10% of Tier 1 Capital
Tier 1 Capital (before the deduction of the disallowed deferred tax asset) (TFR CCR)	109,161	108,350	106,386	113,579
10% of Tier 1 Capital amount above	10,916	10,835	10,638	11,358

Limitation (2)—One Year’s Projected Taxable Income
One Year’s Projected Taxable Income (1)	(1)	(1)	(1)	(1)
Amount of One Year’s Projected Taxable Income Required to Justify Included Def Tax Asset above(2)(3)	27,682	32,851	33,474	25,571
(1)
The Bank does not disclose this publicly—in hindsight the Bank has not been profitable in 2009 to date, so, in our opinion, any earlier projections (in 2008 or early 2009) of taxable income was unreasonable and unsupportable;  we do not see how positive taxable income can be projected for 2010 given the Bank’s recent losses and high non-performing assets

(2)
Calculated by PL Capital as follows:  Deferred tax asset included in regulatory capital by the Bank, divided by an assumed 35% tax rate, equals the taxable income needed in the next year—in our opinion, these amounts are clearly not supportable or achievable

(3)	Excluding reversals of deferred tax liabilities (note: no deferred tax liabilities noted in TFR Line SC 790) and tax carryback refunds receivable (none noted in financial statements), if any

Continued on next page…………………

Exhibit 12

EXHIBIT A--SUMMARY AND CONCLUSION—THE BANK APPEARS TO HAVE MATERIALLY OVERSTATED ITS REGULATORY CAPITAL BY APPROXIMATELY $9 TO $12 MILLION:

The amount of one year’s projected taxable income required to justify the inclusion of the Bank’s deferred tax asset in regulatory capital appears to be significantly in excess of an achievable amount, given the Bank’s past performance, recent operating losses and high non-performing assets.  The Bank does not publicly disclose its calculation of projected taxable income, however, unless we are provided with additional information, we do not see how any positive taxable income can be projected for 2010 given the Bank’s recent losses and high non-performing assets.  This would result in very little, if any, deferred tax assets being eligible for inclusion in regulatory capital.

The Bank therefore appears to have overstated its regulatory capital by approximately $9 to $12 million in the quarters noted above, thereby potentially materially misstating its regulatory capital position in numerous Regulatory Reports and SEC filings, potentially misleading investors and regulators as to the true condition of the Bank and Company.

An investigation and corrective actions are needed if this is true, as noted in the letter above.

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